UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Completion of Acquisition of Bethesda Medical

On April 11, 2025, Basel Medical Group Pte. Ltd. (“BMGPL”), a subsidiary of Basel Medical Group Ltd (Nasdaq: BMGL), entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with Silkroute Biomed Healthcare Pte. Ltd. (the “Seller”) for the acquisition of all of the ordinary shares in the issued and paid-up share capital (the “Sale Shares”) of Bethesda Medical Pte. Ltd., a company incorporated in Singapore (“Bethesda Medical”). Pursuant to the Sale and Purchase Agreement, the aggregate consideration for all the Sale Shares is US$8,000,000. The acquisition of Bethesda Medical pursuant to the Sale and Purchase Agreement was completed on April 30, 2025. Following such completion, Bethesda Medical became a wholly owned indirect subsidiary of Basel Medical Group Ltd.

On April 30, 2025, the Company issued a press release furnished herewith as Exhibit 99.1 announcing the completion of the acquisition of Bethesda Medical.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated as of April 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Darren Yen Feng Chhoa
Name:	Dr. Darren Yen Feng Chhoa
Title:	Chief Executive Officer

Date:	April 30, 2025